UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

April 2024

Commission File Number: 001-41985

Murano Global Investments PLC
(Translation of registrant’s name into English)

25 Berkeley Square, London W1J 6HN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 4, 2024, Murano Global Investments PLC (the “Company”) announced the grand opening of its resort development, the Hyatt Vivid Grand Island, in Cancun, Mexico. The Company issued the press release filed herewith on April 4, 2024. The materials attached as Exhibit 99.1 are incorporated by reference herein.

SUBMITTED HEREWITH

Exhibits
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Murano Global Investments PLC

Date: April 4, 2024	By:	/s/ David Galan
David Galan
Chief Financial Officer